

Mail Stop 3561

July 11, 2011

Via Facsimile

Mr. Michael M. Wilson
Chief Executive Officer
Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary, Alberta T2J 7E8 Canada

> **Re: Agrium Inc.**
> **Form 40-F for the year ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 001-14460**

Dear Mr. Wilson:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 40-F for the year ended December 31, 2010

Exhibit 99.2

Management's Discussion and Analysis of Operations and Financial Condition, page 8
Strategic Business Unit: WHOLESALE, page 20
Wholesale >> Key Developments, page 22

1. We note that the company deferred development of the Saskatchewan Greenfield potash mine early in 2010. Please tell us if you had any amounts capitalized in relation to the development at this mine, the amounts capitalized, and your planned accounting for such amounts given the deferral.

Liquidity and Capital Resources, page 48

2. We note from your disclosure on page 49 of Exhibit 99.2 that your 2010 sustaining capital expenditures increased versus 2009 primarily due to increased spending related to Wholesale plant turnarounds and numerous operating capital projects for Retail. Please tell us the total amount of deferred turnaround costs recorded on the balance sheet at December 31, 2010 and tell us the amount of the expense recognized on the statement of operations for the year ended December 31, 2010 and 2009 related to the amortization of these deferred turnaround costs. If the amounts are material, please revise future filings to include a rollforward of the deferred turnaround expenditures, including opening balance, cost deferred, amortization, any write-offs, and ending balance.

Exhibit 99.3

Notes to Consolidated Financial Statements, page 93
26. Contingencies, page 115

3. We note from your disclosure on page 19 and 20 of Exhibit 99.1 that Nu-West, a wholly owned subsidiary of Agrium, entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility's operations and Nu-West is working cooperatively with the EPA and the IDEQ to implement this environmental assessment. Please revise your notes to the financial statements in future filings to disclose the nature of this environmental assessment (and any other contingent environmental liabilities) and to include the disclosures required by paragraph 86 of IAS 37. These disclosures include**:**

    (a) an estimate of its financial effect;
    (b) an indication of the uncertainties relating to the amount or timing of any outflow; and
    (c) the possibility of any reimbursement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief